May 13, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HempAmericana, Inc.

Response to Staff Letter May 1, 2014

Form S-1

Filed April 7, 2014

File No. 333-195097

To the men and women of the SEC:

On behalf of HempAmericana, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 1, 2014 addressed to Mr. Salvador Rosillo, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1 on April 7, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE

There are no written communications or research reports at this time.

2. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, nominal assets consisting only of cash, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

COMPANY RESPONSE

Rule 419 does not apply to this offering because we are not a blank check company. Our company’s business plan is specific in the sense that we plan to create hemp based products we plan to sell to the public. In line with such we are in the midst of developing our company’s website to reflect the nature of our business; we have been searching for suitable storage space for our products that we will soon carry; and we have also begun communicating with suppliers of hemp material who will then provide us with the hemp material to make our products. Our business plan is not designed with the purpose to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. It is designed to sell hemp based products as described in our business plan.

Additionally, the following has been added to the cover page, “We are not a blank check company and have no plans or intentions to engage in a business combination following this offering.”

3. Please tell us whether there are any other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

COMPANY RESPONSE

Our company’s sole officer and director, Salvador Rosillo has not acted as a promoter or had any controlling interest in any company prior to this time.

4. Please revise the prospectus cover page to state that you are currently a shell company.

COMPANY RESPONSE

The prospectus cover page has been amended. See page 3.

Cover Page of Registration Statement

5. We note that you state that your SIC code number is 7380. It appears from our records that your SIC code number is 3990. Please ensure that all future filings are filed under the correct SIC code number.

COMPANY RESPONSE

We have amended the SIC code number to 3990.

Prospectus Cover Page

6. Your disclosure states that you estimate the costs of the offering at $5,000. However, on page four and elsewhere throughout the prospectus you say that the costs of the offering are estimated at $20,000. Please reconcile your disclosure.

COMPANY RESPONSE

We have amended the S-1 Registration Statement to reflect that the costs of the offering are estimated at $20,000. Page 3 has been amended accordingly.

Our Offering, page 5

7. We note your disclosure on page six that you do not have any specific uses of the net proceeds planned. However, your disclosure on page 18 under “Use of Proceeds” sets forth your intended uses for proceeds from the offering. Please revise your disclosure on page six accordingly.

COMPANY RESPONSE

We have amended the inconsistency on page 6 “use of proceeds.” It now reads, “We intend to use the net proceeds to purchase products (raw materials), develop and increase products to be offered for sale, establish and build up a customer base, recruit and train sales agents, perform financials strategies, and purchase/ rent storage facilities for inventory.”

Risk Factors, page 8

General

8. We note that you often refer to your “officers and Directors” or your “management” throughout this section. Please revise to remove any suggestion that you have multiple members of management and clearly state that Mr. Rosillo is your sole officer and director. Please also revise your risk factor on page 15 stating that your officers and director have little experience managing a public company to state that Mr. Rosillo has no experience managing a public company.

COMPANY RESPONSE

The risk factor on page 15 has been amended appropriately. Additionally, the risk factor on page 10, “Our Current Officers and Directors...” has been amended. The last risk factor on page 12 and the first risk factor on page 13 has also been amended.

We intend to use the Yasheng group of China .... page 9

9. Please revise this risk factor to clearly state that you have not entered into a supply agreement or have any other formal or informal arrangement with Yasheng Group of China to supply hemp at this time.

COMPANY RESPONSE

We have added the following to the risk factor on page 9: “At this time we have not entered into a Supplier Agreement and we do not have a formal or informal arrangement with the Yasheng Group of China to supply hemp.”

Description of Business, page 16

General

10. We note your disclosure that you intend to import hemp material per U.S. laws and regulations. To the extent applicable, please revise your disclosure to discuss the effect of any existing or probable government regulation on your business, including any applicable export or import regulations or controls imposed by any of the country. See Item 101(h)(4)(ix) of Regulation S-K. Please also add related risk factor disclosure as appropriate.

COMPANY RESPONSE

The following risk factor has been added to the section “Risk Factors” on page 9.

The U.S. laws pertaining to the importation and exportation of hemp based products may adversely affect our ability to fully implement our business plan.

In the United States today the U.S. Customs Service has a “zero tolerance standard” for the importation of industrial hemp. What this means is that a product can not have any potentially dangerous substances contained in it or it will be considered adulterated and unfit for human consumption, and thus illegal to possess or use per U.S. Federal Law. In 2001 the DEA elaborated on this and clarified that any product with any quantity of THC in it at all can not be imported into the United States. Since no hemp based products containing THC are legally permitted in the United States such products with THC are not allowed to be exported out of the United States either. Because of the strict laws that exist with the U.S. importation and exportation of industrial hemp products our business could be adversely affected.

Industry Overview, page 15

11. We note the statement that following this section is a graphic depicting the many uses of industrial hemp as published in a Congressional Research Service Report. We are unable to locate this graphic. Please also identify the date of the Congressional Research Service Report.

COMPANY RESPONSE

We have removed the reference to the graphic.

Description of Business, page 16

Corporate History, page 16

12. We note your reference to Rule 14f-1 under the Exchange Act. It is unclear how this rule is relevant. Please advise.

COMPANY RESPONSE

This was a clerical error. The reference to Rule 14f-1 has subsequently been removed.

Operational Plan, page 16

13. We note your disclosure on page 16 that you intend to build and create a house made entirely of hemp-based materials on property owned by Mr. Rosillo at 30 Vernon Avenue, Brooklyn, NY 11206. You further disclose that there will be no costs or associated fees to the company from the acquisition of this property.

-Please explain how the company intends to acquire the property. Please be sure to disclose whether the company will own the land or the house to be built. Please also disclose any ownership interest that will be retained by Mr. Rosillo in the house or land.

-Please disclose whether the company will be responsible for any fees, costs or expenses associated with (i) demolishing the existing structure; (ii) building the new house; or (iii) acquiring the land or house. Please provide an estimate of any such fees, costs or expenses.

-Please disclose whether any proceeds of the offering will be used to in connection with any aspect of this project, and please revise your Use of Proceeds disclosure accordingly.

-Please disclose any governmental approvals associated with, or required for, this project. „h Please disclose the company’s experience with construction.

-Please add a risk factor reflecting any material risk to the company that may arise from undertaking this project.

-This project appears to be outside of the stated business plan for the company, which involves the sale of hemp-based products. Please address how this project fits into the overall business plan.

-We note that Mr. Rosillo may be in default on his mortgage for the property. Please advise and revise your disclosure to disclose the default.

-To the extent applicable, please disclose the details of this arrangement with Mr. Rossilo in your disclosure under Certain Relationships and Related Transactions. See Item 404 of Regulation S-K.

COMPANY RESPONSE

At this time the Company has decided not to pursue the building created from HempCrete to showcase the Company’s hemp based products. It is however, something that could occur if the Company grew large enough to financially support such a project in the distant future. All references to the home have been deleted from the Registration Statement because the Company has no plan or intention to use the home/ property owned by Mr. Rosillo at this time.

Use of Proceeds, page 18

14. We note your disclosure on page 16 that you do not anticipate needing a permanent storage facility. However, your disclosure in your use of proceeds section indicates that you plan to use $100,000 to purchase or rent a storage facility for your product. Please explain or reconcile the inconsistent statements.

COMPANY RESPONSE

The following has been deleted on page 16 to amend the inconsistency: “The company does not anticipate needing a permanent storage facility and at this time has no plans on where it will store any excess goods if any were to exist.” Additionally, we have corrected part of the operational plan to reflect the Company’s intent to purchase/rent storage space for excess goods.

Dilution, page 20

15. Please revise the dilution table to add a column indicating the dilution if 25% of the offering is raised.

COMPANY RESPONSE

The dilution table has been amended appropriately on page 20.

Plan of Distribution, page 21

16. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

COMPANY RESPONSE

The Subscription Agreement has been added as an exhibit (99.1). This has been added to the list of exhibits on page 29.

Involvement in Certain Legal Proceedings, page 26

17. Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K regarding the personal bankruptcy of Mr. Rosillo, your sole officer and director.

COMPANY RESPONSE

On page 26 we have disclosed that in 2007 our sole Officer and Director, Mr. Rosillo filed for personal bankruptcy in the Southern District of New York (Manhattan), Bankruptcy Petition #: 07-11103-mg.

18. It appears that you have only provided the disclosures Items of 401(f)(1)-(4) of Regulation S-K. Please revise your registration statement to include all of the disclosures required by Items 401(f)(5)-(8) of Regulation S-K.

COMPANY RESPONSE

The missing disclosures have been added to page 26.

Certain Relationships and Related Transactions, page 27

19. You disclose that Mr. Rosillo, your sole officer and director (i) has verbally agreed to loan the company funds to complete the registration process; and (ii) provides office space free of charge to the company. Please revise your disclosure in this section to include the information required by Item 404(d) of Regulation S-K with respect to these agreements, including the amount of funds Mr. Rosillo has loaned to date. We note in particular Note 5 to your financial statements. Please also file any agreement you have with Mr. Rosillo as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mr. Rosillo, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

COMPANY RESPONSE

On Page 26 the following has been added to Certain Relationships and “Related Transactions”: At February 28, 2014 the company had a related-party payable in the amount of $480 to its sole officer and shareholder. Exhibit 10.1 has also been added to the exhibits on the Registration Statement and outlines Mr. Salvador Rosillo’s informal agreement to advance funds to the Company to the best of his ability although no formal agreement exists to do so.

Signatures, page 30

20. Please revise to indicate that Mr. Rosillo is signing the registration statement in his capacity as principal executive officer, principal financial officer, controller or principal accounting officer and sole director.

COMPANY RESPONSE

The signatures section has been amended accordingly.

Additional Changes Not Resulting from Comments

The page numbers of the Registration Statement have been amended as a clerical error resulted in the skipping over of page 19.

On April 25, 2014 the Company “HempAmericana, Inc.” issued 40,000,000 shares of restricted common stock to Elad Properties Enterprise Corp. No compensation was received for the shares because the shares were gifted. Additionally, on April 25, 2014 the Company, again without receiving compensation, gifted 500,000 shares of restricted common stock to ETN Services, LLC. On April 22, 2014 the Company filed with Delaware an amendment to their Certificate of Inc. amending the Company’s authorized shares it can issue, changing it to 1,000,000,000 (1 billion). The issuances of restricted stock and the change in the authorized common stock the company can issue have been reflected on pages 5,19, 20, 21, and 26.

On page 6 it has been amended that if all the shares in the offering are sold, Salvador Rosillo will subsequently hold 34.93% of the Company’s voting power.

On page 11 the percentage of change in Mr. Rosillo’s control of the Company has been reflected: Our current Chief Executive Officer and President, Salvador Rosillo, beneficially owns approximately or has the right to vote on 49.69%..

The risk factor “We may in the future issue additional shares of our common stock, which may have a dilutive effect on our stockholders” on Page 13 has been amended to reflect the certificate of amendment regarding the Company’s change in stock it is now authorized to issue and the current number of shares issued and outstanding.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date:May 13, 2014

/s/ Salvador Rosillo

President & CEO